# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kyivstar Group Ltd., CIK 0002062440
CUSIP: G5331N101
Title of class of securities: Common shares, par value $0.01 per share
Address of issuer's principal executive offices: Unit 517, Level 5, Index Tower, DIFC, (Dubai International Financial Center), Dubai, United Arab Emirates (C0), 00000
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001468091

## Reporting persons
- VEON Amsterdam B.V.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 192,967,440; sole dispositive power 0; shared dispositive power 192,967,440; aggregate amount beneficially owned 192,967,440 (83.6% of the class)
- VEON Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 192,967,440; sole dispositive power 0; shared dispositive power 192,967,440; aggregate amount beneficially owned 192,967,440 (83.6% of the class)

## Item 1. Issuer
Name of issuer: Kyivstar Group Ltd.
Address of issuer's principal executive offices: Unit 517, Level 5, Index Tower, DIFC, (Dubai International Financial Center), Dubai, United Arab Emirates, 00000

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

VEON Amsterdam B.V.
VEON Ltd.
Address of principal business office or, if none, residence:
The principal business address for VEON Amsterdam B.V. is:

Claude Debussylaan 88
Amsterdam 1082 MD
The Netherlands

The principal business address for VEON Ltd. is:

Index Tower (East Tower)
Unit 1703
Dubai International Financial Centre (DIFC)
United Arab Emirates
Citizenship:
VEON Amsterdam B.V. is organized under the laws of the Netherlands.

VEON Ltd. is organized under the laws of Bermuda.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
VEON Amsterdam B.V. - 192,967,440

VEON Ltd. - 192,967,440
Percent of class:
VEON Amsterdam B.V. - 83.6 %

VEON Ltd. - 83.6 %
Sole power to vote or to direct the vote:
VEON Amsterdam B.V. - 0

VEON Ltd. - 0
Shared power to vote or to direct the vote:
VEON Amsterdam B.V. - 192,967,440

VEON Ltd. - 192,967,440
Sole power to dispose or to direct the disposition:
VEON Amsterdam B.V. - 0

VEON Ltd. - 0
Shared power to dispose or to direct the disposition:
VEON Amsterdam B.V. - 192,967,440

VEON Ltd. - 192,967,440

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit No. Description
99 Joint Filing Agreement.

## Signatures
- VEON Amsterdam B.V.: /s/ Kaan Terzioglu, Kaan Terzioglu/Director (05/11/2026)
- VEON Amsterdam B.V.: /s/ Maciej Wojtaszek, Maciej Wojtaszek/Director (05/11/2026)
- VEON Ltd.: /s/ Sebastian Rice, Sebastian Rice/Group General Counsel (05/11/2026)